December 30, 2014
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. H. Roger Schwall
Re:	Ocean Rig UDW Inc. Form 20-F for the year ended December 31, 2013 Filed February 21, 2014, File No. 001-35298
Dear Mr. Schwall:
Seward & Kissel LLP represents Ocean Rig UDW Inc., a Marshall Islands company (the "Company"), in connection with the Company's Form 20-F for the year ended December 31, 2013 (the "2013 20-F"), filed with the Securities and Exchange Commission (the "Commission") on February 21, 2014.  By letter dated December 24, 2014 (the "Comment Letter"), the Staff of the Commission (the "Staff") provided the Company with its comment on the 20-F.  That comment, together with the Company's response, are set forth below.
Form 20-F for Fiscal Year Ended December 31, 2013

Related Party Transactions, page 73

1.
We note your disclosure in Forms 6-K filed on May 8, 2014, July 22, 2014 and October 21, 2014 concerning the payment of dividends, despite your statement in the Form 20-F filed March 4, 2014 that "we have not paid any dividends in the past and we are currently focused on the development of capital intensive projects in line with our growth strategy and this focus will limit any dividend payment in the medium term." In future filings, please include information in your related party transactions disclosure concerning the amount of dividends paid to your parent company DryShips Inc. Refer to Item 7.B of Form 20-F.  Also, ensure that your filings contain appropriate disclosure concerning the $120 million loan to DryShips Inc. mentioned in your October 21, 2014 Form 6-K filing.

The Company acknowledges the Staff's comment and confirms that in future filings with the commission it will amend its related party disclosure to include information about the payment of dividends to DryShips Inc. and the $120 million loan made by the Company to DryShips Inc.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the information provided in this letter addresses the Staff's comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone Gary Wolfe (212 574 1223) or me (212 574 1265).
Sincerely,
SEWARD & KISSEL LLP
By:	/s/ Edward Horton
Edward Horton Partner